EXHIBIT 99.1

Statoil ASA: Notifiable trading

On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 15 January 2018 purchased 493,678 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 185.75 per share.

Before distribution to the employees, the Share saving plan has 11,736,912 shares.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.